Exhibit 99.3

AGENDA AND EXPLANATORY NOTES
FOR THE ANNUAL GENERAL MEETING OF STELLANTIS N.V.

To be virtually held on April 15, 2021

AGENDA

1.	Opening
2.
Annual Report 2020
a.Report of the Board of Directors for the financial year 2020 (discussion)
b.Policy on additions to reserves and on dividends (discussion)
c.Remuneration Report 2020 (advisory voting)
d.Adoption of the Annual Accounts 2020 (voting)
e.Extraordinary distribution (voting)
f.Granting of discharge to the directors in respect of the performance of their duties during the financial year 2020 (voting)

3.	Appointment of the independent auditor Proposal to appoint Ernst & Young Accountants LLP as the Company's independent auditor (voting)
4.
Remuneration
a.Proposal to amend the remuneration policy of the Board of Directors (voting)
b.Proposal to adopt the Equity Incentive Plan and authorization to the Board of Directors (i) to issue shares or grant rights to subscribe for shares and (ii) to exclude pre-emptive rights in connection with the Equity Incentive Plan (voting)

5.
Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital
Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital in accordance with article 9 of the Company’s articles of association (voting)

6.
Cancellation of class B special voting shares held by the Company
Proposal to cancel all class B special voting shares held by the Company in its own share capital in accordance with article 10 of the Company’s articles of association (voting)

7.	Closing

EXPLANATORY NOTES TO THE AGENDA FOR THE AGM 2021

1.     Opening

The chairperson of the meeting will open the meeting.

2.    Annual Report 2020

A.    Report of the Board of Directors for the financial year 2020 (discussion)

The Report on Operations of the Company is contained in the Company’s Annual Report 2020. For further details please refer to the “Report on Operations” section of the Annual Report.
B.     Policy on additions to reserves and on dividends (discussion)

The Company's dividend policy contemplates an annual ordinary dividend to be distributed by the Company to the holders of common shares. In light of the COVID-19 crisis, the Company will not distribute an annual ordinary dividend to the holders of common shares, as specified under agenda item 2.D. However, the Company is proposing to the shareholders to approve an EUR 1 billion extraordinary distribution on common shares following the merger (equivalent to approximately USD 1.2 billion), as contemplated in agenda item 2.E. The Board of Directors will further detail the Company’s dividend policy as the long term business plan of the Company is further developed.

C.    Remuneration Report 2020 (advisory voting)

Pursuant to article 2:135b subsection 2 of the Dutch Civil Code, the Remuneration Report 2020 will be submitted to the General Meeting of Shareholders for its advisory vote. It is proposed to the General Meeting of Shareholders to cast a favorable advisory vote.

The Remuneration Report for 2020 is contained in the Annual Report 2020 and is available on the Company's website. For further details, please refer to the "Remuneration Report" section of the Annual Report 2020.

D.    Adoption of the Annual Accounts 2020 (voting)

The Company's Annual Accounts 2020 have been drawn up by the Board of Directors and audited by Ernst & Young Accountants LLP, who have issued an unqualified opinion. It is proposed that the Annual Accounts 2020 be adopted by the General Meeting of Shareholders.

In light of the COVID-19 crisis, and subject to the adoption of the Annual Accounts 2020, the Board of Directors resolved to reserve the full amount of profits shown in the Annual Accounts 2020, in order to further fund the Company's capital and liquidity requirements in the current extraordinary circumstances.

E.    Extraordinary distribution (voting)

In light of the COVID-19 crisis, the Company will not distribute an annual ordinary dividend to the holders of common shares. However, the combination agreement entered into by Fiat Chrysler Automobiles N.V. and Peugeot S.A. on 17 December 2019, as amended, contemplated that the Board of Directors would review a potential cash distribution of EUR 1 billion following completion of the merger. In that regard, the Board of Directors proposes to the General Meeting of Shareholders to approve an EUR 1 billion extraordinary distribution on common shares following the merger (equivalent to approximately USD 1.2 billion, translated at the exchange rate reported by the European Central Bank on February 26, 2021).

The proposed distribution entails a payment to the holders of common shares of EUR 0.32 per outstanding common share. The distribution will be paid out of the capital repayment reserve which is to be created by a reduction of the nominal value of the Stellantis common shares in connection with the Faurecia distribution, previously approved by the General Meeting of Shareholders, to the extent not utilised for that distribution and, with respect to the balance, if any, against profit reserves. We refer to the explanatory notes to the agenda of the Company's extraordinary general meetings held on January 4, 2021 and to be held on March 8, 2021 for additional information. The amount of the distribution will be fully paid in cash.

Upon approval by the General Meeting of Shareholders, the expected calendar for the common shares listed on the New York Stock Exchange, Mercato Telematico Azionario and Euronext France will be as follows: (i) ex-date April 19, 2021, (ii) record date April 20, 2021, and (iii) payment date April 28, 2021.

F.    Granting of discharge to the directors in respect of the performance of their duties during the financial year 2020     (voting)

The General Meeting of Shareholders is requested to grant discharge to:

(i)the executive directors in office in 2020 in respect of the performance of their management duties; and
(ii)the non-executive directors in office in 2020 in respect of the performance of their non-executive duties, as such performance is apparent from the Annual Report 2020 or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the Annual Accounts 2020.
3.     Appointment of the independent auditor (voting)

Pursuant to article 27 of the Company's articles of association, the General Meeting of Shareholders has the authority to appoint the independent auditor that will conduct the audit of the financial statements.

The Audit Committee has reviewed the performance of the independent auditor and the effectiveness of the audit. Based on such review, the Audit Committee has recommended the re-appointment of Ernst & Young Accountants LLP as the Company's independent auditor until the Annual General Meeting of Shareholders of 2022.

The Board of Directors concurs with the Audit Committee’s recommendation and submits to the shareholders the proposal to reappoint Ernst & Young Accountants LLP as the Company's independent auditor until the Annual General Meeting of Shareholders of 2022.

4.     Remuneration

A.    Amendment of the remuneration policy of the Board of Directors (voting)

Upon recommendation of the Remuneration Committee of the Board of Directors, it is proposed to amend the Company's remuneration policy. The current remuneration policy was last amended in 2020. If adopted, the revised remuneration policy of the Board of Directors will apply as of April 15, 2021.

The proposed remuneration policy is designed for Stellantis as post-merger entity comprising the former businesses of Fiat Chrysler Automobiles and Peugeot. The remuneration policy includes Stellantis's purpose, vision and values, applicable statutory requirements, Corporate Governance and Executive Remuneration best practices, including as expressed in the Dutch Corporate Governance Code and the international remuneration market trends, the societal context with a specific focus on trends in sustainability, the views of the Board of Directors, senior leaders and employees of the Company, the internal pay ratio and the interests of the Company's shareholders. The remuneration policy was last amended in 2020 and the proposed amendments do not amend the overall structure of the policy, while the proposed updates reflect the size of the Company following the merger, including with respect to the remuneration of Non-Executive Directors and Executive Directors.

The objective of the remuneration policy is to provide a compensation structure that allows Stellantis to attract and retain the most highly qualified executive talent and to motivate such executives to achieve business and financial goals that create value for shareholders and other stakeholders in a manner consistent with our core business and leadership values.

Pursuant to article 19.11 of the Company's articles of association, the amendment of the remuneration policy of the Board of Directors requires an absolute majority of the votes cast.

The text of the proposed revised remuneration policy of the Board of Directors including a compare version against the preceding remuneration policy is available for inspection on the Company's website (www.stellantis.com) or at the Company's offices.

B.     Adoption of the Equity Incentive Plan and authorization to the Board of Directors (i) to issue shares or grant rights to subscribe for shares and (ii) to exclude pre-emptive rights in connection with the Equity Incentive Plan (voting)

The Equity Incentive Plan (“EIP”) and its sub-plan provide for the grant of stock-based awards to eligible top performers and key leaders of the Company (and its subsidiaries and joint ventures, as applicable), in order to foster a strong performance culture, to reward the best performers, and to align management and shareholders' interests in achieving the Company's financial and other objectives. The Company believes that the EIP will also assist in attracting and retaining individuals of outstanding training, experience and ability, and will ultimately promote the long-term success of the Company. The EIP includes a sub-plan to allow participants residing in France to preserve the available tax treatment according to applicable laws and regulations.

The Board of Directors proposes the adoption of the EIP involving the issuance of up to a maximum of 100 million common shares to eligible individuals, covering annual equity grants as per the date of the 2021 Annual General Meeting of Shareholders (April 15, 2021) through 2025. Common shares in the previous pool reserved in awarding equity to eligible participants will be canceled upon shareholder approval of the request.

It is proposed that a maximum number of 10.5 million common shares in the capital of the Company will be available for executive directors under the EIP, which in accordance with the conditions under the metrics and the guidelines as described below shall be available for award to executive directors.

The Long Term Incentive Plan (“LTIP”) and one-time award for the CEO described below, including the related metrics and targets, have been reviewed and approved by the Board of Directors upon the recommendation of the Remuneration Committee.

The LTIP consists of annual grants from the EIP with a vesting opportunity of three years. The LTIP includes a performance related component consisting of performance share units (“PSU”), each representing the right to receive one common share in the capital of the Company subject to the achievement of certain performance targets, and of restricted share units (“RSU”), each representing the right to receive one common share in the capital of the Company subject to the continuing employment of the participant with the Group, in both cases subject to acceptable individual performance. The performance related component is subject to three independent metrics: (i) Relative Total Shareholder Return (TSR) - weighted 40%, (ii) Merger synergies less implementation costs – weighted 40%, and (iii) CO2 emissions reduction – weighted 20% .

The relative TSR Metric constitutes a market performance condition relative to eleven of the larger OEMs (“TSR Peer Group”) and a payout scale subject to certain thresholds depending on the stock price appreciation plus dividends and any other shareholder distribution over each cumulative performance period of the Company in comparison with the companies forming part of the TSR Peer Group. A 25% payout of the target amount shall take place if the Company ranks eighth amongst the TSR Peer Group, up to a maximum of 200% payout of the target amount if the Company ranks first amongst the TSR Peer Group. The TSR Peer Group consists of Volkswagen AG, Toyota Motor Corporation, Daimler AG, General Motors Company, Ford Motor Company, Honda Motor Co. Ltd., BMW Group, Nissan Motor Corporation, The Hyundai Motor Company, Renault SA, and Kia Motors Corporation.

The metric related to merger synergies less implementation costs on a cash basis, excluding costs related to the transaction provides for a 50% payout of the target amount shall take place if the Company reaches 80% of the synergy target, up to a maximum of 100% payout at target achievement.

The CO2 emissions reduction metric has two components equally weighted: Europe Corporate Average Fuel Economy (CAFE) Compliance and a goal to increase the percentage of electrical vehicle nameplates in the market. For a payout to occur under The Europe Corporate Average Fuel Economy (CAFE) Compliance, the Company must remain compliant in each of 2021, 2022 and 2023 calendar years. If the Company misses in any one year, there will be no payout for this metric. The target for the electrification of vehicle nameplates is based on the availability of battery electric vehicles, plug-in hybrid electric vehicles, and hybrid electric vehicles in the United States and European markets. A payout of 50% will occur when 80% of the target is achieved, up to maximum of 100% payout at target achievement.

The Board of Directors approved a one-time grant from the LTIP to the CEO with a five year vesting period consisting of PSUs each representing the right to receive one common share in the capital of the Company subject to the achievement of a certain performance target. The performance is measured by absolute total shareholder return and is subject to a payout scale with a target payout of 100% if the Company’s absolute TSR increases by 80% during the performance period up to a maximum of 200% if the Company’s absolute TSR increases by 100% during the performance period. Fifty percent (50%) of any distribution of shares made at the end of the performance period is subject to an additional two-year holding period.

The Board of Directors submits to the General Meeting of Shareholders for its approval the proposed award up to 10.5 million common shares in the capital of the Company to executive directors and the related metrics and targets, as part of the LTIP in accordance with article 19.13 of the Articles of Association and Dutch law. The Board of Directors believes that the new LTIP, including its metrics and targets, is in line with market trends for long term incentive plans and is performed in a manner comparable to the execution of long term incentive plans by the companies forming part of the TSR Peer Group. The Board of Directors furthermore believes that the LTIP, one-time equity award reflecting share price appreciation performance with a five year vesting requirement for the CEO, along with the Stock Ownership and Retention Guidelines increases the alignment between the Company’s performance and shareholder interests, by linking the executive director’s compensation opportunity to increasing shareholder value.

The adoption of the EIP is subject to approval of the General Meeting of Shareholders, which includes granting authority to the Board of Directors to issue shares or grant rights to subscribe for shares under the EIP and its sub-plans, up to a maximum of 100 million common shares, and to exclude pre-emptive rights of shareholders in that regard, both for a period of five years as per the date of the 2021 Annual General Meeting of Shareholders (April 15, 2021).

The proposed revised EIP, including the French sub-plan and LTIP, referred to above are available for inspection on the Company's website (www.stellantis.com) or at the Company's offices.

5.    Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital (voting)

The Board of Directors believes that it is beneficial for the Company to have the flexibility to acquire common shares, inter alia, to service equity-based incentive plans of the Company and to enable the Board of Directors to carry out share buy-back programs if the Board of Directors considers such buy-back would increase earnings per share and be in the best interests of the Company and its stakeholders.

Therefore, it is proposed that the General Meeting of Shareholders, in accordance with article 9 of the Company's articles of the association and without prejudice to the provisions of section 2:98 of the Dutch Civil Code, delegates the authority to acquire common shares in the Company's capital to the Board of Directors, either through purchase on a stock exchange, a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10% of the Company’s issued common shares as per the date of the 2021 Annual General Meeting of Shareholders (April 15, 2021) at a purchase price per share no lower than the nominal value of the shares and no higher than an amount equal to 110% of the market price of the shares on the New York Stock Exchange and/or the Mercato Telematico Azionario and/or Euronext Paris (as the case may be); such market price being calculated as the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or the Mercato Telematico Azionario and/or Euronext Paris (as the case may be); the authority pursuant to this item shall be for a period of 18 months from the date of the 2021 Annual General Meeting of Shareholders (April 15, 2021) and therefore up to and including October 14, 2022.

This authorization will allow the Board of Directors to be flexible and to respond quickly to circumstances that require a repurchase of the Company’s common shares, and can be used for any and all purposes.

The adoption of this proposal by the General Meeting of Shareholders will replace the current authorization of the Board of Directors to repurchase common shares in the Company's capital, which was granted by the General Meeting of Shareholders for a period of eighteen months from June 26, 2020. The repurchase of common shares under this agenda item includes depositary receipts thereof.

6.     Cancellation of class B special voting shares held by the Company

It is proposed to the General Meeting of Shareholders to cancel up to 449,410,092 class B special voting shares in the share capital of the Company held on April 15, 2021 resulting in a reduction of the Company's issued class B special voting shares. The cancellation may be executed in one or more tranches.

The number of class B special voting shares that will be cancelled (whether or not in several tranches) shall be determined by the Board of Directors, and shall not be greater than the number of class B special voting shares held by the Company on April 15, 2021. Pursuant to Dutch law, cancellation may not be effected earlier than two months after a resolution to cancel shares is adopted and publicly announced; this will apply to each tranche.

The purpose of this proposal is to cancel all class B special voting shares that were acquired for no consideration by the Company from Exor N.V., in connection with the merger between Fiat Chrysler Automobiles N.V. and Peugeot S.A. effectuated earlier this year.

7.     Closing

The chairperson of the meeting will close the meeting.